615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4570 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President

& Chief Financial Officer

November 9, 2010

Via EDGAR

Sharon M. Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Sec File No. 001-31565

Dear Ms. Blume:

New York Community Bancorp, Inc. respectfully requests an extension of nine business days, until Friday, December 3, 2010, to respond to the Staff’s comment letter dated November 4, 2010 with respect to the above referenced filings.

Please contact the undersigned at (516) 683-4014 if you have any questions.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer

cc:	Lindsay McCord, SEC Staff Accountant